EXHIBIT 99.1

Minnesota School District Switch to Alternative Fuels Saves Education Dollars

Public-Private Partnership With STA Puts Cash Back in Education

WALL, N.J., June 18, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. (Nasdaq:STB) (TSX:STB), North America's third-largest provider of school bus transportation services and its subsidiary, Student Transportation of America ("STA"), has achieved tremendous success by partnering with the Eastern Carver County School District in Chaska, Minnesota to reduce the district's fuel cost through its investment in alternative fuel school vehicles.

As part of STA's ongoing initiatives to mitigate fuel costs and expand its alternative fuel program, the company formed a strategic public-private partnership with the Eastern Carver County School District, including an investment of over $3 million to purchase new liquefied petroleum gas (LPG) school vehicles for the transportation service contract with the district. The investment provided STA a new long term service contract and has generated real savings in excess of $60,000 for both STA and the district this year in fuel costs with the potential for continued savings in the future. The district intends to put the money back in its budget for education.

John Thomas, Transportation Coordinator of Eastern Carver County Schools, stated, "Our success on this joint venture can be attributed to the public-private partnership we have with STA which is strong, and it's evident in their investment in a new fleet. We continue to be very happy with the STA operations team at the Chaska terminal. STA's level of service and emphasis on the customer is something we really admire and is rare in the industry these days."

Mike Straus, Regional Vice President of STA, remarked, "Investments like these require a long term partnership and Eastern Carver is a great customer. We purchased the new fleet and they split the fuel costs with us. With the uncertainty of market diesel prices it is more cost-efficient to operate an LPG or CNG vehicle than a diesel engine vehicle. We have additional LPG vehicles scheduled to be deployed for the upcoming school year and we look forward to further fuel savings for our customer. We're committed to helping schools everywhere have safe, economical, and environmentally responsible transportation for their students. Our access to capital and new equipment has never been better and we are great partners in our communities. Our success with alternative fuel fleets here and in California has prompted more customers to make the switch including some in Pennsylvania who are considering such a move."

Thomas commented, "We're in a northern state that has had success converting our fleet from traditional diesel to an alternatively fuelled fleet which goes against the perception in the industry. It gets very cold here in Minnesota. Quite often districts in warmer climates like those in California, Texas and Arizona seem to be the success stories when it comes to using LPG, CNG and other alternative fuel sources. STA worked along side the company who supplies the fuel and handled the infrastructure installation. We are thrilled with STA's investment and commitment to our district and look forward to working together for many years to come."

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: For more information, please contact:

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com

         For media inquiries:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com